Exhibit 99.254

NexTech Hires Former President of Microsoft Online Inc. Hareesh Achi as President of its 3D/AR Advertising Network

●	Hareesh Achi is hired to rapidly expand NexTech’s transformative and cutting-edge 3D/AR advertising network
●	Hareesh will increase the company’s partnerships and drive ad network revenue and innovation
●	Hareesh comes to NexTech after a successful 10-year run at Microsoft as President of Microsoft Online Inc and Global Operational lead for their Advertising business

VANCOUVER, British Columbia, January 5, 2021 --  NexTech AR Solutions (NexTech) (OTCQB: NEXCF) (NEO: NTAR) (FSE: N29), a leading provider of virtual and augmented reality (AR) experience technologies and services for virtual and hybrid eCommerce, education, conferences, and events today announced that it has hired Hareesh Achi as President of their Advertising Network. Mr. Achi, was Global Operational lead for Microsoft's advertising business operations, leading Microsoft's Search Ads & News business and was President of Microsoft Online Inc. With this key executive hire NexTech is continuing to position experienced technology industry leaders within the company to quickly expand and monetize its growing portfolio of digital transformation technologies.

As President of NexTech’s Advertising Network, Hareesh will continue to enhance the company’s 3D/AR advertising technologies while aggressively expanding the 3D/AR ad network into the virtual events industry to provide unique value propositions for advertisers, brands, and sponsors with the intent on generating significant ROI for customers and revenue for the company. Hareesh and his team will build AR-powered advertising solutions that enhance the online shopping experience for brands and provide crucial data points for future marketing initiatives.

Hareesh will also develop and maintain key brand partnerships and communicate the value of 3D/AR ad solutions in the current landscape, presenting NexTech as a preferred partner for brands and sponsors navigating the shifting landscape of digital advertising. Hareesh will also identify ways these technology advancements and partnerships can drive innovation across other areas of NexTech’s business.

Hareesh Achi, President of NexTech’s Advertising Network comments, “I firmly believe that AR and VR are the future of advertising and NexTech’s existing technology portfolio positions the Company to become a leader in this space. I’m excited to join the team and build a powerful, in-house advertising network at a time when more brands are turning to ‘storeless’ experiences and looking for unique ways to reach customers in the digital sphere. AR-powered platforms like NexTech’s offer tremendous potential and value that two-dimensional advertising content cannot compete with,” He continues, “I’m excited to help with the creation and development of NexTech’s groundbreaking in-house ad network and look forward to bringing the growing industries of advertising and AR/VR together to create what I envision as the next generation of online experiences.”

“We are delighted to have Hareesh join as President of our Advertising Network, since he brings instant credibility, deep industry contacts and business know-how that is simply unmatched in the ad space. As our company continues its rapid global expansion having a 10-year Microsoft advertising veteran lead what I believe, can become our most valuable business segment was critical,” said Evan Gappelberg, CEO of NexTech AR, “Bringing on such a qualified and distinguished leader in the advertising community solidifies our position overnight as a leader in the 3D/AR advertising space. With global e-retail revenues projected to grow to $6.54 trillion by 2022 we see enormous revenue potential and I have no doubt that Hareesh will bring great success to NexTech, widening our scope of services and expanding our global fortune 500 customer base around the world.”

Hareesh is the latest in a string of high-profile executive hires made by NexTech over the past six months, as it actively seeks out leading technology industry experts who can elevate the company’s mission and provide value across all verticals. In the past year, NexTech has appointed top tier talent from SAP (SAP) Apple (AAPL), Microsoft (MSFT), Disney (DIS) IBM, Oracle (ORCL) Norton LifeLock (NLOK) and others.

As part of the Company’s stock option plan, it has issued 200,000 3-year stock options exercisable at $6.85/share.

About NexTech AR

NexTech is one of the leaders in the rapidly growing Augmented Reality market estimated to grow from USD $10.7B in 2019 and projected to reach USD $72.7B by 2024 according to Markets & Markets Research; it is expected to grow at a CAGR of 46.6% from 2019 to 2024.

The company is pursuing four verticals:

Virtual Experience Platform: An advanced Augmented Reality and Video Learning Experience Platform for Events, is a SaaS video platform that integrates Interactive Video, Artificial Intelligence and Augmented Reality in one secure platform to allow enterprises the ability to create the world’s most engaging virtual event management and learning experiences. Automated closed captions and translations to over 64 languages. According to Grandview Research the global virtual events market in 2020 is $90B and expected to reach more than $400B by 2027, growing at a 23% CAGR. With NexTech’s Virtual Experience Platform having augmented reality, AI, end-to-end encryption, and built-in language translation for 64 languages, the company is well positioned to rapidly take market share as the growth accelerates globally.

ARitize™ For eCommerce: The company launched its SaaS platform for webAR in eCommerce early in 2019. NexTech has a ‘full funnel’ end-to-end eCommerce solution for the AR industry including its Aritize360 app for 3D product capture, 3D/AR ads, its ARitize white label app its ‘Try it On’ technology for online apparel, 3D and 360-degree product views, and ‘one click buy’.

ARitize™ 3D/AR Advertising Platform: Launched in Q1 2020 the ad platform will be the industry's first end-to-end solution whereby the company will leverage its 3D asset creation into 3D/AR ads. In 2019, according to IDC, global advertising spend will be about $725 billion.

ARitize™ Hollywood Studios: The studio is in development producing immersive content using 360 video, and augmented reality as the primary display platform.

To learn more, please follow us on Twitter, YouTube, Instagram, LinkedIn, and Facebook, or visit our website: https://www.nextechar.com.

For further information, please contact:

Evan Gappelberg

Chief Executive Officer

info@nextechar.com

The NEO has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Certain information contained herein may constitute “forward-looking information” under Canadian securities legislation. Generally, forward-looking information can be identified by the use of forward-looking terminology such as, “will be”, “looking forward” or variations of such words and phrases or statements that certain actions, events or results “will” occur. Forward-looking statements regarding the Company increasing investors awareness are based on the Company’s estimates and are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, levels of activity, performance, or achievements of NexTech to be materially different from those expressed or implied by such forward-looking statements or forward-looking information, including capital expenditures and other costs.  There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements and forward-looking information. NexTech will not update any forward-looking statements or forward-looking information that are incorporated by reference herein, except as required by applicable securities laws.

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